Exhibit 10.11

892 Ross Drive, Sunnyvale, CA 94089 | www.proofpoint.com

October 24, 2018

Blake Salle

[Address Redacted]

Dear Blake,

It is our pleasure to offer you the full-time position of EVP, WW Sales at Proofpoint Inc. (the “Company”). If you accept this position, you will transition to this role effective October 25,  2018. This letter (“Agreement”) sets out any revised terms of your employment should you accept this new role with the Company. All other terms and conditions of your employment not modified in this Agreement shall continue as set forth and executed with you originally.

Your employment with the Company will continue to be at-will, meaning either you or the Company can terminate your employment at any time, for any reason or no reason, with or without advance notice. Nothing in this letter is intended to constitute a contract for continued employment or employment for a specified term. During your employment with the Company, you are expected to comply with the Company's then-current policies and procedures.

1.

Duties. Beginning October 25, 2018, you will transition into the role of EVP, WW Sales  at Proofpoint. You will report to the Chief Executive Officer, Gary Steele. Of course, the Company may change your position, duties, and work location from time to time as it deems appropriate.

2.	Compensation
a.	Salary. You will earn an annual base salary of $400,000.00 less payroll deductions and all required withholdings. You will be paid semi-monthly on the Company’s regular payroll dates.
b.

Variable Compensation. You will be eligible to earn annual target commission in the amount of $400,000 at 100% of quota attainment (“Target Commissions”). Earned commissions will be paid monthly per the Company’s regular commission payment process. You will be eligible for monthly commissions based on your attainment of quota under the applicable Company commission plan.

3.

Equity. Upon your acceptance of your new role, the Company will grant to you a Restricted Stock Unit (“RSU”) award of 30,000 shares of Proofpoint Common Stock. The grant shall be subject to the vesting restrictions and all other terms of the Proofpoint’s 2012 Equity Incentive Plan and the Restricted Stock Unit Agreement.

4.	Termination of Employment. Within three (3) days following the commencement date of your new role, the Company will enter into its standard Change in Control and Severance Agreement with you.

We look forward to continuing to work with you to make Proofpoint a success. If there are any aspects of this offer you would like clarified, please let us know. To accept this offer, please sign below. This offer, if not accepted, will expire on October 25, 2018.

This Agreement, together with all previously executed documents pertaining to your employment with the company including but not limited to Confidentiality, Noncompetition, and Invention Assignment Agreement and Arbitration Agreement, constitutes the complete and final understanding between you and the Company on this subject and supersedes all prior agreements or representations, whether oral or written. Changes to this Agreement must be requested in writing and approved in writing by the Chief Executive Officer.

Regards,

/s/ Gary Steele

Gary Steele

Chief Executive Officer and Chairman of the Board

I understand and accept the terms of this Agreement:

/s/ Blake Salle
Blake Salle

10/24/2018
Date